Exhibit 99.3

MAY 2, 2018

Management’s Discussion and Analysis
INTRODUCTION
This Management’s Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Norbord’s performance during the period. The information in this section should be read in conjunction with the unaudited condensed consolidated interim financial statements (interim financial statements) for the period ended March 31, 2018 and the audited consolidated financial statements and annual MD&A in the 2017 annual report.
In this MD&A, “Norbord” or “the Company” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc. or any of its consolidated subsidiaries and affiliates, a related party by virtue of holding a significant equity interest in the Company.
Annual financial data provided within has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (the IASB) and interim financial data has been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. Additional information on Norbord, including the Company’s annual information form and other documents publicly filed by the Company, is available on the Company’s website at www.norbord.com, the System for Electronic Document Analysis and Retrieval (SEDAR) administered by the Canadian Securities Administrators (the CSA) at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval System (EDGAR) section of the US Securities and Exchange Commission (the SEC) website at www.sec.gov/edgar.shtml.
Some of the statements included or incorporated by reference in this MD&A constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.
The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the CSA. The Company is an eligible issuer under the Multijurisdictional Disclosure System (MJDS) and complies with the US reporting requirements by filing its Canadian disclosure documents with the SEC. As an MJDS issuer, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of the CSA, whose requirements are different from those of the SEC.
This MD&A provides financial and operating results for the three month period ended March 31, 2018 and additional disclosure of material information up to and including the date of issue, being May 2, 2018. All financial references in the MD&A are stated in US dollars unless otherwise noted.
In evaluating the Company’s business, management uses non-IFRS financial measures which, in management’s view, are important supplemental measures of the Company’s performance and believes that they are frequently used by investors, securities analysts and other interested persons in the evaluation of Norbord and other similar companies. In this MD&A, the following non-IFRS financial measures have been used: Adjusted EBITDA, Adjusted earnings, Adjusted earnings per share, cash provided by operating activities per share, operating working capital, total working capital, capital employed, return on

Exhibit 99.3

capital employed (ROCE), return on equity (ROE), net debt for financial covenant purposes, tangible net worth, net debt to capitalization, book basis, and net debt to capitalization, market basis. These non-IFRS financial measures are described in the Non-IFRS Financial Measures section. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies that may have different financing and capital structures and/or tax rates. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is also provided.

BUSINESS OVERVIEW & STRATEGY
Norbord is a leading global manufacturer of wood-based panels with 17 mills in the United States (US), Canada and Europe. Norbord is the largest global producer of oriented strand board (OSB) with annual capacity of 8.4 billion square feet (Bsf) (3⁄8-inch basis). In North America, Norbord owns 13 OSB mills located in the Southern region of the US, Western Canada, Quebec, Ontario and Minnesota. In Europe, the Company operates an OSB mill, two particleboard production facilities and one medium density fibreboard (MDF) production facility in the United Kingdom (UK) and one OSB mill in Belgium, and is the UK’s largest panel producer. The Company reports its operations in two geographic segments, North America and Europe, with 77% of its panel production capacity in North America and 23% in Europe. Norbord’s business strategy is focused entirely on the wood-based panels sector – in particular OSB – in North America, Europe and Asia.

Norbord’s financial goal is to achieve top-quartile ROCE among North American forest products companies over the business cycle.
Maintaining balance sheet flexibility is an important element of Norbord’s financing strategy. Management believes that its record of superior operational performance, disciplined capital allocation and prudent balance sheet management will enable it to access public and private capital markets (subject to financial market conditions). At March 31, 2018, Norbord had unutilized liquidity of $503 million, comprising $153 million in cash and cash equivalents, $225 million in unutilized revolving bank lines and $125 million undrawn under its accounts receivable securitization program. The Company’s tangible net worth was $1,305 million and net debt to total capitalization on a book basis was 24%, with both ratios well within bank covenants.
SUMMARY
North American OSB demand continues to improve, driven by solid growth in new home construction, repair-and-remodelling, industrial and export end uses. In the first quarter of 2018, US housing starts were up 8% compared to the same period last year, with single-family starts 7% higher. North American benchmark OSB prices remained well above the 15-year average, with the bellwether North Central price averaging $370 per thousand square feet (Msf) (7/16-inch basis) for the quarter, down 2% versus the previous quarter but up 26% against the same quarter last year. Norbord’s North American first quarter shipments were down 3% versus the prior quarter on fewer fiscal days and as the additional production from the restarted Huguley, Alabama mill was offset by seasonally slower line speeds, but were up 6% versus the same quarter last year.
Demand growth in the Company’s core European markets continues to strengthen. Norbord’s European segment Adjusted EBITDA results tripled versus the same quarter last year on continued panel price increases. In the first quarter of 2018, Norbord's European shipments were up 5% versus the prior quarter due to seasonality but down 4% versus the same quarter last year due to shipment timing.
Norbord generated operating income of $139 million in the first quarter of 2018, down from $172 million in the prior quarter but up from $73 million in the same quarter last year. Norbord generated Adjusted EBITDA of $170 million in the first quarter of 2018 versus $204 million in the prior quarter and $103 million in the same quarter last year. The decline against the prior quarter is due to lower North American OSB price realization and shipment volumes, and the improvement over the same quarter last year is primarily due to higher North American OSB prices and shipment volumes, and higher European average panel prices.

Exhibit 99.3

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q1 2018	Q4 2017	Q1 2017
Earnings	$95	$160	$49
Add: Finance costs	8	6	11
Add: Depreciation and amortization	30	29	24
Add: Income tax expense	36	6	13
Add: Loss on disposal of assets	—	3	5
Add: Stock-based compensation and related costs	1	—	1
Adjusted EBITDA(1)	$170	$204	$103

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
Norbord recorded earnings of $95 million ($1.10 per basic share and $1.09 per diluted share) in the first quarter of 2018 versus $160 million ($1.85 per basic share and $1.84 per diluted share) in the fourth quarter of 2017 and $49 million ($0.57 per basic and diluted share) in the first quarter of 2017. Excluding the impact of non-recurring or other items and using a normalized Canadian statutory tax rate, Norbord recorded Adjusted earnings of $96 million ($1.11 per basic share and $1.10 per diluted share) in the first quarter of 2018, compared to $123 million ($1.42 per basic share and $1.41 per diluted share) in the fourth quarter of 2017 and $50 million ($0.58 per basic and diluted share) in the first quarter of 2017. Adjusted earnings fluctuated against both comparative periods due to the change in Adjusted EBITDA.
The following table reconciles Adjusted earnings to the most directly comparable IFRS measure:

(US $ millions)	Q1 2018	Q4 2017	Q1 2017
Earnings	$95	$160	$49
Add: Loss on disposal of assets	—	3	5
Add: Stock-based compensation and related costs	1	—	1
Add: Reported income tax expense	36	6	13
Adjusted pre-tax earnings	132	169	68
Less: Income tax expense at statutory rate(1)	(36)	(46)	(18)
Adjusted earnings(2)	$96	$123	$50

(1)	Represents Canadian combined federal and provincial statutory rate.

(2)	Non-IFRS measure; see Non-IFRS Financial Measures section.
Home construction activity, particularly in the US, influences OSB demand and pricing. With 77% of the Company’s panel production capacity located in North America, fluctuations in North American OSB demand and prices significantly affect Norbord’s results. For the quarter, approximately 55% of Norbord’s North American OSB sales volume went into the new home construction sector, approximately 25% went into specialty applications (which include industrial and export end uses), and approximately 20% went into repair-and-remodelling. Management believes this diversification provides opportunities to maximize profitability while limiting the Company’s relative exposure to the new home construction segment during periods of soft housing activity.
The long-term fundamentals that support North American housing activity such as new household formation and replacement of housing stock are forecasted by US housing economists to be strong. Norbord’s European operations and Asian exports are exposed to different market dynamics relative to North America and this has provided meaningful market and geographic diversification for the Company. Combined with Norbord’s strong financial liquidity and solid customer partnerships, the Company believes it is well positioned to benefit from the strengthening US housing market and growing demand in its core European and Asian export markets.
On the input cost side, fluctuations in raw material input prices significantly impact operating costs. Wood fibre, resin, wax and energy account for approximately 60% of Norbord's OSB cash production costs. The prices for these commodities are

Exhibit 99.3

determined by economic and market conditions. Global resin prices have generally been trending higher since the third quarter of 2016. Resin used in the OSB manufacturing process is a petrochemical product, and therefore its price typically follows global oil prices. Norbord will continue to pursue aggressive Margin Improvement Program (MIP) initiatives to reduce raw material usages and improve productivity to offset potentially higher uncontrollable costs.
SUMMARY OF FINANCIAL AND OPERATING HIGHLIGHTS

(US $ millions, except per share information, unless otherwise noted)	Q1 2018	Q4 2017	Q1 2017
SALES AND EARNINGS
Sales	576	596	467
Operating income	139	172	73
Adjusted EBITDA(1)	170	204	103
Earnings	95	160	49
Adjusted earnings(1)	96	123	50
PER COMMON SHARE EARNINGS
Earnings, basic	1.10	1.85	0.57
Earnings, diluted	1.09	1.84	0.57
Adjusted earnings, basic(1)	1.11	1.42	0.58
Adjusted earnings, diluted(1)	1.10	1.41	0.58
Dividends declared(2)	0.60	0.60	0.10
BALANCE SHEET
Total assets	2,097	2,103	1,725
Long-term debt	549	548	547
Net debt for financial covenant purposes(1)	422	333	580
Net debt to capitalization, market basis(1)	13%	11%	22%
Net debt to capitalization, book basis(1)	24%	21%	38%
KEY STATISTICS
Shipments (MMsf–3/8”)
North America	1,521	1,562	1,431
Europe	461	440	479
Indicative average OSB price
North Central ($/Msf–7/16”)	370	379	293
South East ($/Msf–7/16”)	331	355	292
Western Canada ($/Msf–7/16”)	359	328	265
Europe (€/m3)(3)	274	262	226
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	42%	52%	29%
Return on equity (ROE)(1)	37%	51%	30%
Cash provided by operating activities	4	222	39
Cash provided by operating activities per share(1)	0.05	2.57	0.45

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

(2)	Dividends declared per share stated in Canadian dollars.

(3)	European indicative average OSB price represents the gross delivered price to the largest continental market.
Sales
Total sales in the quarter were $576 million, compared to $596 million in the fourth quarter in 2017 and $467 million in the first quarter of 2017. Quarter-over-quarter, total sales declined by $20 million or 3%. In North America, sales decreased by 8% due to lower OSB prices and a 3% decrease in shipment volumes. Average North Central and South East benchmark prices decreased by $9 and $24 per Msf, respectively, which represents a decrease of 2% and 7%, respectively, compared to the fourth of quarter of 2017, and average Western Canada benchmark prices increased by $31 per Msf or 9%. In Europe, sales increased

Exhibit 99.3

by 15% due to higher panel prices and a 5% increase in shipment volumes. Year-over-year, total sales increased by $109 million or 23%. In North America, sales increased by 22% due to higher OSB prices and a 6% increase in shipment volumes which included a 22% increase in specialty product volume. Average North Central, South East and Western Canada benchmark prices increased by $77, $39 and $94 per Msf, respectively, which represents an increase of 26%, 13% and 35%, respectively, compared to the first of quarter of 2017. In Europe, sales increased by 28% due to higher panel prices partially offset by a 4% decrease in shipment volumes.
Markets
In North America, demand from US housing continues to improve. Year-to-date US housing starts were up 8% versus the same period in 2017, with single-family starts (which use approximately three times more OSB than multi-family) increasing by 7%. The seasonally adjusted annualized rate was 1.32 million in March, which is 11% higher than the pace at this time last year, while the pace of housing permits (the more forward-looking indicator) was 1.35 million, which is 8% higher than last year. The consensus forecast from US housing economists stands at approximately 1.29 million starts in 2018, which suggests an 8% improvement over last year. Despite the significant improvement in new home construction since the low of 0.55 million in 2009, US housing starts remain below the long-term annual average of 1.5 million.
North American benchmark OSB prices increased significantly during the first quarter of 2018 as end-use demand remained robust while severe winter weather hampered both production and logistics. Average benchmark prices were significantly higher than the same quarter last year, but more or less in line with the prior quarter when prices pulled back following the severe hurricane season that temporarily pushed up demand and prices. Of particular note, the Western Canadian benchmark price increased 41% through the first quarter of 2018 and finished the quarter on par with the North Central benchmark, demonstrating the tightness in that region as the spring building season commences. The table below summarizes benchmark OSB prices by region for the relevant quarters:

North American Region	% of Norbord’s Estimated Annual Operating Capacity(1)	Q1 2018 ($/Msf-7/16”)	Q4 2017 ($/Msf-7/16”)	Q1 2017 ($/Msf-7/16”)
North Central	14%	$370	$379	$293
South East	38%	331	355	292
Western Canada	30%	359	328	265

(1)	Excludes the indefinitely curtailed Chambord, Quebec mill which represents 6% of estimated annual capacity.
In Europe, Norbord’s core panel markets continued to strengthen in the first quarter of 2018, with robust OSB demand growth in both the UK and Germany. In local currency terms, average panel prices were up 10% from the prior quarter and up 25% versus the same quarter last year.
Historically, the UK has been a net importer of panel products and Norbord is the largest domestic producer. A weaker Pound Sterling relative to the Euro is advantageous to Norbord’s primarily UK-based operations as it improves sales opportunities within the UK and supports Norbord’s export program into the continent. During the first quarter of 2018, the Pound Sterling averaged 1.13 against the Euro, unchanged from the prior quarter and compared to 1.16 in the same quarter last year.

Operating Results

Adjusted EBITDA(1) (US $ millions)	Q1 2018	Q4 2017	Q1 2017
North America	$156	$195	$102
Europe	18	12	6
Unallocated	(4)	(3)	(5)
Total	$170	$204	$103

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
Norbord generated Adjusted EBITDA of $170 million in the first quarter of 2018, compared to $204 million in the fourth quarter of 2017 and $103 million in the first quarter of 2017. The $34 million quarter-over-quarter decrease was primarily due to lower

Exhibit 99.3

North American OSB prices and shipment volumes, partially offset by higher European panel pricing. The $67 million year-over-year increase was primarily attributed to higher North American OSB prices and shipment volumes, and higher European panel pricing partially offset by higher resin prices.
Adjusted EBITDA Variance
The components of the Adjusted EBITDA change are summarized in the variance table below:

(US $ millions)	Q1 2018 vs. Q4 2017	Q1 2018 vs. Q1 2017
Adjusted EBITDA – current period	$170	$170
Adjusted EBITDA – comparative period	204	103
Variance	(34)	67
Mill nets(1)	(18)	74
Volume(2)	(9)	10
Key input prices(3)	(3)	(8)
Key input usage(3)	(1)	(2)
Mill profit share and bonus	1	(2)
Other operating costs and foreign exchange(4)	(4)	(5)
Total	$(34)	$67

(1)
The mill nets variance represents the estimated impact of changes in realized pricing across all products. Mill nets are calculated as sales (net of outbound freight costs) divided by shipment volumes.

(2)	The volume variance represents the impact of shipment volume changes across all products.

(3)	The key inputs include fibre, resin, wax and energy.

(4)
The other operating costs and foreign exchange category covers all remaining variances including labour and benefits, maintenance, costs to prepare the Huguley, Alabama mill for restart and costs to start up the new Inverness. Scotland line.

North America
Norbord’s North American operations generated $156 million in Adjusted EBITDA in the first quarter of 2018, a decrease of $39 million from $195 million in the fourth quarter of 2017 and an increase of $54 million from $102 million in the first quarter of 2017. The quarter-over-quarter decrease was due to lower OSB price realization, lower shipment volumes due to fewer fiscal days and higher resin prices. The year-over-year increase was attributed to higher OSB prices and shipment volumes, and the timing of annual maintenance shuts and related costs, partially offset by higher resin prices, the impact of a stronger Canadian dollar relative to the US dollar and higher profit share costs attributed to higher earnings.
Norbord’s North American OSB cash production costs per unit (excluding mill profit share) increased by 5% compared to the fourth quarter of 2017 and 2% compared to the first quarter of 2017. Quarter-over-quarter, unit costs increased primarily due to fewer fiscal days in the quarter, seasonally slower line speeds and higher resin prices. Year-over-year, unit costs increased due to higher resin prices and the stronger Canadian dollar relative to the US dollar partially offset by the timing of annual maintenance shuts and related costs.
Production has remained indefinitely suspended at the Chambord, Quebec mill since the third quarter of 2008. Norbord does not currently expect to restart the Chambord mill in 2018, but will continue to monitor market conditions. This mill represents 6% of Norbord’s annual estimated capacity in North America.
Production volume was in line with shipment volume which was down quarter-over-quarter due to fewer fiscal days and up year-over-year due to the additional production from the restarted Huguley, Alabama mill. Excluding the Chambord mill, Norbord’s operating mills produced at 94% of their stated capacity in the first quarter of 2018, unchanged from both the fourth and first quarters of 2017. Capacity utilization based on fiscal days in each period remained in-line with both comparative periods. Particularly harsh winter weather conditions in the first quarter of 2018 caused seasonally slower line speeds and offset the additional production and capacity from the Huguley, Alabama mill, which restarted during the fourth quarter of 2017.
100 Mile House Temporary Suspension
In March, the Company announced that a shortage of wood will cause it to temporarily suspend production at the 100 Mile House, British Columbia mill. Norbord currently expects the suspension to commence on or about May 14, 2018 and to continue for approximately one month.

Exhibit 99.3

The significant wildfires that the province of British Columbia experienced in the summer of 2017 seriously damaged logging areas surrounding the 100 Mile House mill. Further, the severe weather conditions this winter have limited loggers’ ability to access the forests during the months when the mill typically builds its annual log inventory. Combined, these extraordinary circumstances have impacted Norbord’s ability to secure a sufficient wood supply to operate the mill on a continuous basis during this one-month period.

Norbord will continue to supply its customers with production from its other OSB mills and the 100 Mile House mill will continue to receive log deliveries during this period. The Company currently estimates that the curtailment will negatively impact its second quarter 2018 financial results by approximately $5 million. The 100 Mile House mill has a stated annual production capacity of 440 million square feet (3/8-inch basis), or 6% of the Company’s North American stated annual capacity.
Europe
Norbord’s European operations generated $18 million in Adjusted EBITDA compared to $12 million in the fourth quarter of 2017 and $6 million in the first quarter of 2017. Quarter-over-quarter, the Adjusted EBITDA increase of $6 million was primarily driven by higher average panel prices. Year-over-year, the higher Adjusted EBITDA was primarily attributed to significantly higher average panel prices partially offset by higher resin and fibre prices as well as costs related to ramping up the new OSB line at the Inverness, Scotland mill, which started up in the fourth quarter of 2017.
The European mills produced at 86% of their stated capacity in the current quarter compared to 94% in the fourth quarter of 2017 and 98% in the first quarter of 2017. The decline in capacity utilization against both comparative periods was due to the restated annual production capacity to reflect the new OSB line at the Inverness mill that was substantially completed in the fourth quarter of 2017 (see Inverness Project). Production from the expanded Inverness mill will not significantly increase in 2018 as the mill shifts from the old lines to the new. The Company expects to see increased production volume from Inverness starting in 2019 once the new finishing line installation and commissioning are complete.
Margin Improvement Program (MIP)
Severe winter weather conditions in both North America and Europe caused more seasonal operating challenges than usual at the mills, hampering the Company's ability to realize MIP gains to-date this year. The Company generated $3 million of MIP gains in the first quarter of 2018 due to the timing of planned annual maintenance shuts and related costs partially offset by costs associated with executing on strategic initiatives. These costs include adding in-house technical and engineering expertise to support the execution of capital projects in addition to investing in sales, marketing and production resources and capabilities to execute on the Company’s North American specialty products growth strategy. MIP is measured relative to the prior year at constant prices and exchange rates.
FINANCE COSTS, DEPRECIATION AND AMORTIZATION, AND INCOME TAX

(US $ millions)	Q1 2018	Q4 2017	Q1 2017
Finance costs	$(8)	$(6)	$(11)
Depreciation and amortization	(30)	(29)	(24)
Income tax expense	(36)	(6)	(13)
Finance Costs
Quarter-over quarter, finance costs increased in the first quarter of 2018 primarily due to interest costs capitalized on qualifying assets in the fourth quarter of 2017. Year-over-year, finance costs decreased primarily due to the repayment of the $200 million senior secured notes in February 2017.
Depreciation and Amortization
The Company uses the units-of-production method to depreciate its production equipment. Fluctuations in depreciation expense reflect relative changes in production levels by mill and the higher level of investment in production equipment in the past year. Amortization expense was in line with the prior periods.

Exhibit 99.3

Income Tax
A tax expense of $36 million was recorded in the first quarter of 2018 on pre-tax earnings of $131 million. The effective tax rate differs from the Canadian statutory rate principally due to rate differences on foreign activities, fluctuations in relative currency values and the recognition of certain non-recurring income tax recoveries. In addition, as a result of the US Tax Reform bill enacted in December 2017, the Company recognized a net income tax recovery of $35 million in the fourth quarter of 2017 due to the impact of the US federal tax rate reduction from 35% to 21% on the remeasurement of deferred tax assets and liabilities.
LIQUIDITY AND CAPITAL RESOURCES

(US $ millions, except per share information, unless otherwise noted)	Q1 2018	Q4 2017	Q1 2017
Cash provided by operating activities	$4	$222	$39
Cash provided by operating activities per share(1)	0.05	2.57	0.45
Operating working capital(1)	218	127	171
Total working capital(1)	338	295	182
Additions to property, plant and equipment and intangible assets	50	66	60
Net debt to capitalization, market basis(1)	13%	11%	22%
Net debt to capitalization, book basis(1)	24%	21%	38%

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
At quarter-end, the Company had unutilized liquidity of $503 million, comprising $153 million in cash and cash equivalents, $225 million in revolving bank lines and $125 million undrawn under its accounts receivable securitization program, which the Company believes is sufficient to fund expected short-term cash requirements.
Senior Secured Notes Due 2020
The Company’s $240 million senior secured notes due December 2020 bear an interest rate of 5.375%.
Senior Secured Notes Due 2023
The Company’s $315 million senior secured notes due April 2023 bear an interest rate of 6.25%.
Revolving Bank Lines
The Company has an aggregate commitment of $245 million which bears interest at money market rates plus a margin that varies with the Company’s credit rating.  Subsequent to period-end, the Company completed an amendment to the facility to extend the maturity date of the total aggregate commitment from May 2019 to May 2021. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with the holders of the 2020 and 2023 senior secured notes.
The bank lines contain two quarterly financial covenants: minimum tangible net worth of $500 million and maximum net debt to total capitalization, book basis, of 65%. For the purposes of the tangible net worth calculation, the following adjustments have been made as at period-end:

●	the IFRS transitional adjustments to shareholders’ equity of $21 million at January 1, 2011 are added back;
●	changes to other comprehensive income subsequent to January 1, 2011 are excluded;
●	intangible assets (other than timber rights and software acquisition and development costs) are excluded; and
●	the impact of the change in functional currency of Ainsworth on shareholders’ equity of $155 million is excluded.
Net debt for financial covenant purposes includes total debt, principal amount excluding any drawings on the accounts receivable securitization program, less cash and cash equivalents, plus letters of credit and guarantees issued and any bank advances. At period-end, the Company’s tangible net worth was $1,305 million and net debt for financial covenant purposes was $422 million. Net debt to capitalization, book basis, was 24%. The Company was in compliance with the financial covenants at period-end.

Exhibit 99.3

Norbord’s capital structure at period-end consisted of the following:

(US $ millions)	Mar 31, 2018	Dec 31, 2017
Long-term debt, principal value	$555	$555
Less: Cash and cash equivalents	(153)	(241)
Net debt	402	314
Add: Letters of credit and guarantees	20	19
Net debt for financial covenant purposes	$422	$333
Shareholders’ equity	$1,087	$1,019
Add: Other comprehensive income change(1)	42	53
Add: Impact of Ainsworth changing functional currencies	155	155
Add: IFRS transitional adjustments	21	21
Tangible net worth for financial covenant purposes	$1,305	$1,248
Total capitalization	$1,727	$1,581
Net debt to capitalization, market basis	13%	11%
Net debt to capitalization, book basis	24%	21%

(1)	Cumulative subsequent to January 1, 2011.
Accounts Receivable Securitization
The Company has the ability to draw up to $125 million under a multi-currency accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, Norbord has transferred substantially all of its present and future trade accounts receivable to the trust on a fully serviced basis for proceeds consisting of cash and deferred purchase price. However, the asset derecognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.
At period-end, Norbord had transferred but continued to recognize $167 million in trade accounts receivable, and recorded drawings of $nil as other long-term debt relating to this financing program. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount Norbord chooses to draw under the program at any point in time depends on the level of accounts receivable transferred, timing of cash settlements and fluctuates with the Company’s cash requirements. Any drawings are presented as other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes. The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as finance costs. During the quarter, there were no utilization charges.
The securitization program contains no financial covenants. However, the program is subject to minimum credit rating requirements. The Company must maintain a long-term issuer credit rating of at least single B(mid) or the equivalent. As at May 2, 2018, Norbord’s ratings were BB (DBRS), BB (Standard & Poor’s Ratings Services) and Ba1 (Moody’s Investors Service).
Other Liquidity and Capital Resources
Operating working capital, consisting of accounts receivable, inventory and prepaids less accounts payable and accrued liabilities, was $218 million at period-end, compared to $127 million at December 31, 2017 and $171 million at April 1, 2017. The Company aims to minimize the amount of capital held as operating working capital and continues to manage it at minimal levels.
Quarter-over-quarter, operating working capital increased by $91 million due to higher accounts receivable and inventory, and lower accounts payable and accrued liabilities. Higher accounts receivables was due to higher North American OSB prices in the quarter-end month. Higher inventory was primarily the result of the annual seasonal log inventory build in the

Exhibit 99.3

northern mills in North America and higher finished goods due to timing of shipments attributed to weather conditions. Lower accounts payable and accrued liabilities was primarily due to the payment of year-end profit share accruals and the timing of payments.
Year-over-year, operating working capital increased by $47 million due to higher accounts receivable and inventory as well as the US dollar translational impact of a stronger Pound Sterling on European balances, partially offset by higher accounts payable and accrued liabilities. Higher accounts receivable was primarily attributed to higher North American prices and shipment volumes. Higher inventory was a result of higher finished goods due to timing of shipments attributed to weather conditions and higher operating and maintenance supplies associated with the new Inverness, Scotland line and restarted Huguley, Alabama mill. Higher accounts payable and accrued liabilities were primarily attributed to higher mill profit share accruals attributed to higher earnings and the timing of payments.
Total working capital, which includes operating working capital plus cash and cash equivalents, taxes receivable and investment tax credit receivable less bank advances and taxes payable, was $338 million at period-end, compared to $295 million at December 31, 2017 and $182 million at April 1, 2017. Quarter-over-quarter, the increase is primarily attributed to higher operating working capital and lower taxes payable partially offset by the lower cash balance. Year-over-year, the increase is due to the higher cash balance and operating working capital, partially offset by higher taxes payable and the utilization of the investment tax credit receivable.
Operating activities generated $4 million of cash or $0.05 per share in first quarter of 2018, compared to $222 million or $2.57 per share in the fourth quarter of 2017 and $39 million or $0.45 per share in the first quarter of 2017. The lower generation of cash versus the prior quarter was mainly attributed to the seasonal increase in operating working capital and the payment of income tax installments in the current quarter. The lower generation of cash versus the same quarter last year was mainly attributed to higher operating working capital and the payment of income tax installments in the current quarter.

INVESTMENTS

(US $ millions)	Q1 2018	Q4 2017	Q1 2017
Regular capital expenditures, including investment in intangible assets	$46	$58	$29
Inverness project	4	8	31
Total	$50	$66	$60
Investment in property, plant and equipment and intangible assets was $50 million in the first quarter of 2018 compared to $66 million in the fourth quarter of 2017 and $60 million in the first quarter of 2017. The decreases versus both comparative quarters are primarily attributable to the Inverness expansion (see below) and Huguley restart projects, both of which were successfully brought on line in the fourth quarter of 2017.
Norbord is planning to make capital investments of $175 million in 2018 for maintenance of business projects and projects focused on reducing manufacturing costs and increasing productivity across the mills, including the Grande Prairie debottlenecking project (see below). It will also include investments to support the Company's strategy to increase the production of specialty products for industrial and export end uses. These investments will be funded with cash on hand, cash generated from operations and, if necessary, drawings under the Company’s accounts receivable securitization program or committed revolving bank lines.

Inverness Project
In January 2016, the Board of Directors approved the investment of $135 million over the subsequent two years to modernize and expand the Company’s Inverness, Scotland OSB mill, including moving the unused second press from the Grande Prairie, Alberta mill. The project was substantially completed and the new continuous press line started up in the fourth quarter of 2017, with no disruption to existing production capacity, and the mill’s stated capacity was increased from 395 to 720 MMsf

Exhibit 99.3

(3/8-inch basis). The original two press lines will be demolished during the second quarter of 2018 and a new finishing end will be installed during the third and fourth quarters of 2018. Capital spending of $4 million was invested in the first quarter of 2018 ($138 million to-date). The project cost is expected to total $145 million, 7% above the $135 million budget due to significant fluctuations in the relative values of the Pound Sterling, Euro and US dollar currencies over the two-year life of the project.

Grande Prairie Debottlenecking Project
The Grande Prairie, Alberta mill is one of the largest single-line OSB facilities in the world but the mill is currently bottlenecked in the areas before the forming line and press. The Company is undertaking a project to redeploy the wood handling, heat energy and drying equipment from the unfinished and unused second production line to debottleneck the existing first line. Upon completion in the second half of 2018, the mill’s production capacity is expected to increase by 100 MMsf (3/8-inch basis) to support growing demand from key customers and further savings are anticipated to be realized through reduced wood and natural gas usage. The project is budgeted at $55 million of which $23 million was invested during the first quarter of 2018.
CAPITALIZATION
At May 2, 2018, there were 86.6 million common shares outstanding. In addition, 1.3 million stock options were outstanding, of which 52% were fully vested.
Dividends
Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. Under this policy, the Board of Directors has declared the following dividends:

(C $)	Quarterly Dividend Declared per Common Share
Q2 2013 to Q4 2014	$0.60
Q1 2015 & Q2 2015	0.25
Q3 2015 to Q1 2017	0.10
Q2 2017	0.30
Q3 2017	0.50
Q4 2017 & Q1 2018	0.60
The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.
FINANCIAL INSTRUMENTS
The Company utilizes various derivative financial instruments to manage risk and make better use of capital. The fair values of these instruments are reflected on the Company's balance sheet and are disclosed in note 11 to the interim financial statements.

Exhibit 99.3

TRANSACTIONS WITH RELATED PARTIES
In the normal course of operations, the Company enters into various transactions with related parties which have been measured at exchange value and recognized in the interim financial statements. The following transactions have occurred between the Company and its related parties during the quarter:
Brookfield
The Company periodically engages the services of Brookfield for various financial, real estate and other business services. As of May 2, 2018, Brookfield held approximately 40% of the common shares outstanding. During the quarter, the fees for services rendered were less than $1 million (2017 – less than $1 million).
Other
Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. During the quarter, net sales of $23 million (2017 – $13 million) were made to Interex. At period-end, $4 million (December 31, 2017 – $3 million) due from Interex was included in accounts receivable. At period-end, the investment in Interex was less than $1 million (December 31, 2017 – less than $1 million).

Exhibit 99.3

SELECTED QUARTERLY INFORMATION

	2018				2017			2016
(US $ millions, except per share information, unless otherwise noted)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
SALES AND EARNINGS
Sales	576	596	578	536	467	482	453	447
Operating income	139	172	169	135	73	87	87	67
Adjusted EBITDA(1)	170	204	200	165	103	115	115	94
Earnings	95	160	130	97	49	61	55	44
Adjusted earnings(1)	96	123	121	95	50	55	58	41
PER COMMON SHARE EARNINGS
Earnings, basic	1.10	1.85	1.51	1.13	0.57	0.71	0.64	0.51
Earnings, diluted	1.09	1.84	1.50	1.12	0.57	0.71	0.64	0.51
Adjusted earnings, basic(1)	1.11	1.42	1.40	1.10	0.58	0.64	0.68	0.48
Adjusted earnings, diluted(1)	1.10	1.41	1.39	1.10	0.58	0.64	0.67	0.48
Dividends declared(2)	0.60	0.60	0.50	0.30	0.10	0.10	0.10	0.10
BALANCE SHEET
Total assets	2,097	2,103	1,951	1,772	1,725	1,799	1,718	1,654
Long-term debt(3)	549	548	548	547	547	746	746	745
Net debt for financial covenant purposes(1)	422	333	449	567	580	619	705	751
Net debt to capitalization, market basis(1)	13%	11%	15%	20%	22%	25%	29%	31%
Net debt to capitalization, book basis(1)	24%	21%	28%	36%	38%	41%	45%	48%
KEY STATISTICS
Shipments (MMsf–3/8”)
North America	1,521	1,562	1,537	1,536	1,431	1,601	1,463	1,487
Europe	461	440	474	474	479	447	438	459
Indicative average OSB price ($/Msf–7/16”, unless otherwise indicated)
North Central	370	379	409	330	293	285	301	264
South East	331	355	354	320	292	263	256	245
Western Canada	359	328	388	324	265	236	265	242
Europe (€/m3)(4)	274	262	233	230	226	230	235	237
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	42%	52%	52%	44%	29%	30%	32%	26%
Return on equity (ROE)(1)	37%	51%	58%	51%	30%	34%	41%	31%
Cash provided by operating activities	4	222	203	144	39	130	97	83
Cash provided by operating activities per share(1)	0.05	2.57	2.36	1.67	0.45	1.52	1.13	0.97

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

(2)	Dividends declared per share stated in Canadian dollars.

(3)	Includes current and non-current long-term debt.

(4)	European indicative average OSB price represents the gross delivered price to the largest continental market.
Quarterly results are impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as homebuilding activity and repair-and-remodelling work – the principal end uses of OSB – are generally stronger in the spring and summer months. Adverse weather can also limit access to logging areas, which can affect the supply of fibre to

Exhibit 99.3

Norbord’s operations. OSB shipment volumes and prices are affected by these factors as well as by global supply and demand conditions.
Operating working capital is typically built up in the first quarter of the year due primarily to log inventory purchases in the northern regions of North America. This inventory is generally consumed in the spring and summer months.
The demand for and the price of OSB in North America are significant variables affecting the comparability of Norbord’s results over the past eight quarters. Fluctuations in earnings during that time mirror fluctuations in the demand for and the price of OSB in North America. The Company estimates that the annualized impact on Adjusted EBITDA of a $10 per Msf (7⁄16-inch basis) change in the realized North American OSB price, when operations are running at full capacity, is approximately $59 million or $0.68 per basic share (approximately $51 million or $0.59 per basic share based on the last 12 months of production). Regional pricing variations, particularly in the Southern US and Western Canada, make the North Central benchmark price a useful, albeit imperfect, proxy for overall North American OSB pricing. Similarly in Europe, regional pricing variations and product mix also make the European OSB indicative price a useful, albeit imperfect, proxy for overall European OSB pricing. Further, premiums obtained on value-added products, the pricing lag effect of maintaining an order file, and volume and trade discounts cause realized prices to differ from the benchmarks for both North America and Europe.
Global commodity prices affect the prices of key raw material inputs, primarily wood fibre, resin, wax and energy. Prices for resin, a petroleum-based product, generally follow global oil prices and have been trending higher since the third quarter of 2016.
Norbord has significant exposure to the Canadian dollar with approximately 36% of its global panel production capacity located in Canada. The Company estimates that the favourable impact of a one-cent (US) decrease in the value of the Canadian dollar would positively impact annual Adjusted EBITDA by approximately $5 million when all six of Norbord’s Canadian OSB mills operate at full capacity.
Items not related to ongoing business operations that had a significant impact on quarterly results include:
Loss on Disposal of Assets – As a result of the increase in investments in production equipment which were placed in service in 2017, included in the fourth quarter of 2017 is a $3 million ($0.03 per basic and diluted shares) non-cash loss primarily related to maintenance parts for decommissioned production equipment. Included in the third quarter of 2017 is a $2 million ($0.02 per basic and diluted share) non-cash loss of similar costs. Included in the second quarter of 2017 is a $2 million ($0.02 per basic and diluted share) non-cash loss related to decommissioned production equipment. Included in the first quarter of 2017 is a $5 million ($0.06 per basic and diluted share) non-cash loss of similar costs.
Stock-based Compensation and Related Costs – Included in the first quarter of 2018 is $1 million ($0.01 per basic and diluted share) of stock-based compensation and related revaluation costs. $1 million ($0.01 per basic and diluted share) of similar costs is included in the third, second and first quarter of 2017, and the fourth and third quarter of 2016.
Costs Related to Inverness Expansion Project – Included in the third quarter of 2017 is $1 million ($0.01 per basic and diluted share) of pre-operating costs related to the Inverness expansion project.
Gain on Asset Exchange – Included in the fourth quarter of 2016 is a $16 million ($0.19 per basic and diluted share) gain recognized on the 2016 exchange of OSB mills in the province of Quebec with Louisiana-Pacific Corporation (the Quebec Asset Exchange).
Other Costs Incurred to Achieve Merger Synergies – Included in the fourth quarter of 2016 is $1 million ($0.01 per basic and diluted share) of other costs incurred to achieve synergies from Norbord's 2015 merger with Ainsworth Lumber Co. Ltd. (the Merger) including consulting and professional fees. Included in the third quarter of 2016 is $4 million ($0.05 per basic

Exhibit 99.3

and diluted share) of other costs incurred to achieve synergies from the Merger, including consulting and professional fees, and costs expensed to dismantle certain idle equipment at the Grande Prairie, Alberta mill which was moved to be used in the Inverness project. Included in the second quarter of 2016 is $2 million ($0.02 per basic and diluted share) of other costs incurred to achieve synergies from the Merger including consulting and professional fees.
Costs Related to High Level Fire – Included in the second quarter of 2016 is a $1 million ($0.01 per basic and diluted share) insurance claim deductible related to the High Level, Alberta fire that occurred during the quarter.
The following table reconciles Adjusted earnings to the most directly comparable IFRS measure:

(US $ millions)	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016
Earnings	$95	$160	$130	$97	$49	$61	$55	$44
Add: Loss on disposal of assets	—	3	2	2	5	—	—	—
Add: Stock-based compensation and related costs	1	—	1	1	1	1	1	—
Add: Pre-operating costs related to Inverness project	—	—	1	—	—	—	—	—
Less: Gain on Asset Exchange	—	—	—	—	—	(16)	—	—
Add: Other costs incurred to achieve Merger synergies	—	—	—	—	—	1	4	2
Add: Costs related to High Level fire	—	—	—	—	—	—	—	1
Add: Reported income tax expense	36	6	32	30	13	29	19	10
Adjusted pre-tax earnings	132	169	166	130	68	76	79	57
Less: Income tax expense at statutory rate(1)	(36)	(46)	(45)	(35)	(18)	(21)	(21)	(16)
Adjusted earnings	$96	$123	$121	$95	$50	$55	$58	$41

(1)	Represents Canadian combined federal and provincial statutory rate.
The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016
Earnings	$95	$160	$130	$97	$49	$61	$55	$44
Add: Finance costs	8	6	7	8	11	13	13	13
Add: Depreciation and amortization	30	29	27	27	24	26	23	24
Add: Income tax expense	36	6	32	30	13	29	19	10
Add: Loss on disposal of assets	—	3	2	2	5	—	—	—
Add: Stock-based compensation and related costs	1	—	1	1	1	1	1	—
Add: Pre-operating costs related to Inverness project	—	—	1	—	—	—	—	—
Less: Gain on Asset Exchange	—	—	—	—	—	(16)	—	—
Add: Other costs incurred to achieve Merger synergies	—	—	—	—	—	1	4	2
Add: Costs related to High Level fire	—	—	—	—	—	—	—	1
Adjusted EBITDA	$170	$204	$200	$165	$103	$115	$115	$94

Exhibit 99.3

CHANGES IN ACCOUNTING POLICIES

(i)	Financial Instruments
In July 2014, the IASB issued the final publication of IFRS 9, Financial Instruments (IFRS 9), superseding IAS 39, Financial Instruments. IFRS 9 includes amended guidance for the classification and measurement of financial assets by introducing a fair value through other comprehensive income category for certain debt instruments. It also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management and contains a new impairment model which could result in earlier recognition of losses. IFRS 9 became effective for Norbord on January 1, 2018 and did not have a material impact on its interim financial statements or accounting policy.

(ii)	Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15), which replaces the existing revenue recognition guidance with a new framework to determine the timing of revenue recognition and the measurement of revenue. In April 2016, the IASB issued an amendment clarifying the guidance on identifying performance obligations, licences of intellectual property and principal versus agent, and to provide additional practical expedients upon transition. IFRS 15 and the related amendments became effective for Norbord on January 1, 2018 and did not have a material impact on its interim financial statements. The revised accounting policy is as follows:
Revenue is recognized when control of the goods has transferred to the purchaser. This is generally when goods are shipped, which is also when the performance obligations have been fulfilled under either the terms of the related sales contract or standard industry terms. The majority of product is shipped via third-party transport on a freight-on-board shipping point basis. Revenues are recorded net of discounts and incentives but inclusive of freight. In all cases, product is subject to quality testing by the Company to ensure it meets applicable standards prior to shipment.

(iii)	Share-based Payment
In June 2016, the IASB issued an amendment to IFRS 2, Share-based Payment, clarifying the accounting for certain types of share-based payment transactions. The amendment provides requirements on accounting for the effects of vesting and non-vesting conditions of cash-settled share-based payments, withholding tax obligations for share-based payments with a net settlement feature, and when a modification to the terms of a share-based payment changes the classification of the transaction from cash-settled to equity-settled. The amendment became effective for Norbord on January 1, 2018 and did not have an impact on its interim financial statements or accounting policy.

(iv)	Foreign Currency Transactions and Advance Consideration
In December 2016, the IFRS Interpretations Committee of the IASB issued IFRIC 22, Foreign Currency Transactions and Advance Consideration (IFRIC 22). The interpretation addresses how to determine the date of the transaction when applying IAS 21, The Effects of Changes in Foreign Exchange Rates. The date of transaction determines the exchange rate to be used on initial recognition of the related asset, expense or income. IFRIC 22 became effective for Norbord on January 1, 2018 and did not have a material impact on its interim financial statements or accounting policy.
FUTURE CHANGES IN ACCOUNTING POLICIES

(i)	Leases
In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which replaces the existing lease accounting guidance. IFRS 16 requires all leases to be reported on the balance sheet unless certain criteria for exclusion are met. Norbord intends to adopt IFRS 16 in its financial statements for the annual period beginning on January 1, 2019. The Company is currently assessing the impact of IFRS 16 on its financial statements.

Exhibit 99.3

(ii)	Uncertainty over Income Tax Treatments
In June 2017, the IFRS Interpretations Committee of the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23). The interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The interpretation is effective for the annual period beginning on January 1, 2019. The Company is currently assessing the impact of IFRIC 23 on its financial statements.
SIGNIFICANT ACCOUNTING POLICIES, JUDGEMENTS AND ESTIMATES
Management have selected appropriate accounting policies and made certain estimates and assumptions that affect the reported amounts and other disclosure in the interim financial statements. These accounting policies, judgements and estimates are described in the 2017 audited financial statements of the Company or in the section above.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
There have been no changes in Norbord’s internal controls over financial reporting and disclosure controls and procedures during the three months ended March 31, 2018 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting and its disclosure controls and procedures.
NON-IFRS FINANCIAL MEASURES
The following non-IFRS financial measures have been used in this MD&A. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Each non-IFRS financial measure is defined below. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is provided.
Adjusted earnings is defined as earnings determined in accordance with IFRS before unusual or non-recurring items and using a normalized income tax rate. Non-recurring items include the gain on the Quebec Asset Exchange, costs related to the Merger and pre-operating costs related to the Inverness expansion project. Other items include non-cash losses on disposal of assets and stock-based compensation and related revaluation costs. The actual income tax expense is added back and a tax expense calculated at the Canadian combined federal and provincial statutory rate is deducted. Adjusted earnings per share is Adjusted earnings divided by the weighted average number of common shares outstanding (on a basic or diluted basis, as specified).
The following table reconciles Adjusted earnings to the most directly comparable IFRS measure:

(US $ millions)	Q1 2018	Q4 2017	Q1 2017
Earnings	$95	$160	$49
Add: Loss on disposal of assets	—	3	5
Add: Stock-based compensation and related costs	1	—	1
Add: Reported income tax expense	36	6	13
Adjusted pre-tax earnings	132	169	68
Less: Income tax expense at statutory rate(1)	(36)	(46)	(18)
Adjusted earnings	$96	$123	$50

(1)	Represents Canadian combined federal and provincial statutory rate.
Adjusted EBITDA is defined as earnings determined in accordance with IFRS before finance costs, income taxes, depreciation, amortization and other unusual or non-recurring items. Non-recurring items include the gain on the Quebec Asset Exchange, costs related to the Merger and pre-operating costs related to the Inverness expansion project. Other items include non-cash losses on disposal of assets and stock-based compensation and related revaluation costs. As Norbord operates in a cyclical commodity business, Norbord interprets Adjusted EBITDA over the cycle as a useful indicator of the Company’s ability to incur

Exhibit 99.3

and service debt and meet capital expenditure requirements. In addition, Norbord views Adjusted EBITDA as a measure of gross profit and interprets Adjusted EBITDA trends as indicators of relative operating performance.
The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q1 2018	Q4 2017	Q1 2017
Earnings	$95	$160	$49
Add: Finance costs	8	6	11
Add: Depreciation and amortization	30	29	24
Add: Income tax expense	36	6	13
Add: Loss on disposal of assets	—	3	5
Add: Stock-based compensation and related costs	1	—	1
Adjusted EBITDA	$170	$204	$103
The following tables reconcile Adjusted EBITDA per geographic segment to the most directly comparable IFRS measure:

				Q1 2018
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$156	$18	$(5)	$169
Add: Stock-based compensation and related costs	—	—	1	1
Adjusted EBITDA	$156	$18	$(4)	$170

				Q4 2017
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$192	$12	$(3)	$201
Add: Loss on disposal of assets	3	—	—	3
Adjusted EBITDA	$195	$12	$(3)	$204

				Q1 2017
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$97	$6	$(6)	$97
Add: Loss on disposal of assets	5	—	—	5
Add: Stock-based compensation and related costs	—	—	1	1
Adjusted EBITDA	$102	$6	$(5)	$103

(1)	EBITDA is defined as earnings before finance costs, income tax, depreciation and amortization.
Operating working capital is defined as accounts receivable plus inventory plus prepaids less accounts payable and accrued liabilities. Operating working capital is a measure of the investment in accounts receivable, inventory, prepaids, accounts payable and accrued liabilities required to support operations. The Company aims to minimize its investment in operating working capital; however, the amount will vary with seasonality and with sales expansions and contractions.

(US $ millions)	Mar 31, 2018	Dec 31, 2017	Apr 1, 2017
Accounts receivable	$191	$174	$161
Inventory	260	224	220
Prepaids	10	11	6
Accounts payable and accrued liabilities	(243)	(282)	(216)
Operating working capital	$218	$127	$171

Exhibit 99.3

Total working capital is operating working capital plus cash and cash equivalents and taxes receivable less bank advances, if any, and taxes payable.

(US $ millions)	Mar 31, 2018	Dec 31, 2017	Apr 1, 2017
Operating working capital	$218	$127	$171
Cash and cash equivalents	153	241	—
Bank advances	—	—	(2)
Taxes receivable	1	1	1
Investment tax credit	—	—	13
Taxes payable	(34)	(74)	(1)
Total working capital	$338	$295	$182
Capital employed is defined as the sum of property, plant and equipment, intangible assets and operating working capital. Capital employed is a measure of the total investment in a business in terms of property, plant and equipment, intangible assets and operating working capital.

(US $ millions)	Mar 31, 2018	Dec 31, 2017	Apr 1, 2017
Property, plant and equipment	$1,450	$1,421	$1,294
Intangible assets	24	24	23
Accounts receivable	191	174	161
Inventory	260	224	220
Prepaids	10	11	6
Accounts payable and accrued liabilities	(243)	(282)	(216)
Capital employed	$1,692	$1,572	$1,488
ROCE (return on capital employed) is Adjusted EBITDA divided by average capital employed. ROCE is a measurement of financial performance, focusing on cash generation and the effective use of capital. As Norbord operates in a cyclical commodity business, it monitors ROCE over the cycle as a useful means of comparing businesses in terms of efficiency of management. Norbord targets top-quartile ROCE among North American forest products companies over the cycle.
ROE (return on equity) is Adjusted earnings divided by common shareholders’ equity. ROE is a measure that allows common shareholders to determine how effectively their invested capital is being employed. As Norbord operates in a cyclical commodity business, it looks at ROE over the cycle and targets top-quartile performance among North American forest products companies.
Cash provided by operating activities per share is calculated as cash provided by operating activities as determined under IFRS, divided by the weighted average number of common shares outstanding.
Net debt is the principal value of long-term debt, including the current portion, other long-term debt and bank advances, if any, less cash and cash equivalents. Net debt for financial covenant purposes is net debt excluding other long-term debt and including letters of credit and guarantees outstanding. Net debt is a useful indicator of a company’s debt position. Net debt comprises:

(US $ millions)	Mar 31, 2018	Dec 31, 2017	Apr 1, 2017
Long-term debt, principal value	$555	$555	$555
Add: Other long-term debt	—	—	61
Add: Bank advances	—	—	2
Less: Cash and cash equivalents	(153)	(241)	—
Net debt	402	314	618
Less: Other long-term debt	—	—	(61)
Add: Letters of credit and guarantees	20	19	23
Net debt for financial covenant purposes	$422	$333	$580

Exhibit 99.3

Tangible net worth consists of shareholders’ equity including certain adjustments. A minimum tangible net worth is one of two financial covenants contained in the Company’s committed bank lines. For financial covenant purposes, effective January 1, 2011, tangible net worth excludes all IFRS transitional adjustments and all movement in cumulative other comprehensive income subsequent to January 1, 2011 (includes those movements related to the translation of Ainsworth in prior periods).

(US $ millions)	Mar 31, 2018	Dec 31, 2017	Apr 1, 2017
Shareholders’ equity	$1,087	$1,019	$698
Add: Other comprehensive income movement(1)	42	53	77
Add: Impact of Ainsworth changing functional currencies	155	155	155
Add: IFRS transitional adjustments	21	21	21
Tangible net worth	$1,305	$1,248	$951

(1)	Cumulative subsequent to January 1, 2011.
Net debt to capitalization, book basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and tangible net worth. Net debt to capitalization on a book basis is a measure of a company’s relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. In addition, a maximum net debt to capitalization, book basis, is one of two financial covenants contained in the Company’s committed bank lines.
Net debt to capitalization, market basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and market capitalization. Market capitalization is the number of common shares outstanding at period-end multiplied by the trailing 12-month average per share market price. Net debt to capitalization, market basis, is a key measure of a company’s relative debt position and Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. While the Company considers both book and market basis metrics, it believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

Exhibit 99.3

FORWARD-LOOKING STATEMENTS
This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as “believes,” “expects,” “targets,” “outlook,” “scheduled,” “estimates,” “represents,” “forecasts,” “aims,” “predicts,” “plans,” “projects,” “anticipates,” “intends,” “supports,” “continues,” “future” or variations of such words and phrases, or negative versions thereof, or statements that certain actions, events or results “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products; (2) expectations regarding future product pricing; (3) outlook for operations; (4) expectations regarding mill capacity; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results including the expected results of the MIP; (8) sensitivity to changes in product prices, such as the price of OSB; (9) sensitivity to changes in foreign exchange rates; (10) sensitivity to key input prices, such as the price of fibre, resin, wax and energy; (11) expectations regarding compliance with environmental regulations; (12) expectations regarding income tax rates; (13) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; (14) expectations regarding the amount, timing and benefits of capital investments; (15) expectations regarding the amount and timing of dividend payments; and (16) historical, forecasted and other forward-looking information published by third parties such as the US Census Bureau, FEA (Forest Economic Advisors, LLC), APA-The Engineered Wood Association, Office for National Statistics and EUROCONSTRUCT which the Company may refer to but has not independently verified.
Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; (2) risks inherent to product concentration and cyclicality; (3) effects of competition and product pricing pressures; (4) risks inherent to customer dependence; (5) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; (6) availability of transportation services, including rail services and port facilities; (7) various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; (8) impact of changes to, or non-compliance with, environmental or other regulations; (9) impact of any product liability claims in excess of insurance coverage; (10) risks inherent to a capital intensive industry; (11) impact of future outcomes of tax exposures; (12) potential future changes in tax laws; (13) effects of currency exposures and exchange rate fluctuations; (14) future operating costs; (15) availability of financing; (16) impact of future cross border trade rulings or agreements; (17) ability to implement new or upgraded information technology infrastructure; and (18) impact of information technology service disruptions or failures.
The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian and United States securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information.